Exhibit 99.1

NEWS RELEASE
Endeavour Silver Reports First Quarter, 2014 Financial Results;
Board of Directors Re-Elected at Annual General Meeting;
Q1 Conference Call Moved to 12pm PDT (3pm EDT) on May 13, 2014

Vancouver, Canada – May 12, 2014 - Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) is pleased to announce financial results for the period ended March 31, 2014. Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

The Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Highlights of First Quarter 2014 (Compared to First Quarter 2013)

Financial
•	Net earnings of $4.0 million ($0.04 per share) compared to $14.4 million ($0.14 per share)
•	Adjusted earnings(1) of $5.5 million ($0.05 per share) compared to $12.9 million ($0.13 per share)
•	EBITDA(1) decreased 38% to $19.3 million
•	Cash flow from operations before working capital changes decreased 28% to $18.3 million
•	Mine operating cash flow before taxes(1) decreased 22% to $25.4 million
•	Revenue decreased 24% to $53.0 million
•	Realized silver price fell 30% to $20.50 per ounce (oz) sold (consistent with average spot price)
•	Realized gold price fell 19% to $1,306 per oz sold (consistent with average spot price)
•	Cash costs(1) fell 52% to $4.87 per oz silver payable (net of gold credits)
•	All-in sustaining costs fell 51% to $12.15 per oz silver payable (net of gold credits)
•	Cash and equivalents rose 27% to $44.3 million compared to $35.0 million at year end.

Operations

•	Silver production increased 27% to 1,898,999 oz
•	Gold production increased 23% to 18,519 oz
•	Silver equivalent production increased 26% to 3.0 million oz (at a 60:1 silver:gold ratio)
•	Bullion inventory at quarter-end included 295,839 silver ounces and 421 gold ounces
•	Concentrate inventory at quarter-end included 60,512 silver ounces and 1,113 gold ounces
•	Ore grades and metal recoveries were higher at all three mines
•	Guanaceví in particular had a strong Q1 thanks to sharply higher ore grades at Porvenir Cuatro

(1)	Adjusted earnings, mine operating cash flow, EBITDA, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Endeavour CEO Bradford Cooke stated: “We delivered another strong quarter of silver and gold production in Q1, 2014, which puts us well ahead of our production plan for the year. Both cash costs and all-in sustaining costs were well below guidance thanks to our cost cutting strategies initiated last year.

However, our earnings were lower due to the sharply lower metal prices, in spite of achieving higher grades and recoveries at all three mines. We continue to work toward optimizing operating costs and improving profit margins given the current low silver and gold prices.”

Financial Results

For the first quarter ended March 31, 2014, the Company generated revenue totaling $53.0 million (2013 - $69.9 million). During the quarter, the Company sold 1,537,665 silver ounces and 16,445 gold ounces at realized prices of $20.50 and $1,306 per ounce respectively, compared to sales of 1,345,832 silver ounces and 13,037 gold ounces at realized prices of $29.38 and $1,613 per ounce respectively in the First Quarter of 2013.

After cost of sales of $41.7 million (2013 - $51.0 million), mine operating earnings amounted to $11.3 million (2013 - $18.9 million) from mining and milling operations in Mexico.

Excluding depreciation and depletion of $14.1 million (2013 - $12.1 million) and stock-based compensation of $0.1 million (2013- $0.1 million), mine operating cash flow before taxes was $25.4 million (2013 – $32.5 million excluding the inventory write down) in the first quarter of 2014. Net earnings were $4.0 million (2013 –$14.4 million).

Net earnings also included a mark-to-market derivative liabilities loss related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as a financial liability at fair market value with adjustments recognized through net earnings. The appreciation of these warrants, prior to being exercised in the quarter, resulted in a derivative liability loss of $1.4 million during the first quarter of 2014 (2013 – gain of $1.5 million).

Excluding the mark-to market derivative liabilities gain, adjusted earnings were $5.5 million ($0.05 per share) compared to $12.9 million ($0.13 per share) in the same period of 2013. The drop in precious metals prices was the primary reason for the decrease in the Company’s earnings year over year.

Cost cutting initiatives that commenced in Q2, 2013 are now well established which resulted in a 7% drop in direct production costs to $93 per tonne from Q1, 2013.

Cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) fell 52% to $4.87 per ounce of payable silver, compared to $10.04 per ounce in the same period of 2013. All-in-sustaining costs per ounce (also a non-IFRS measure) fell 51% to $12.15 due in part to lower exploration and mine development expenditures compared to Q1, 2013. Exploration and mine development expenditures fluctuate quarter to quarter, and all-in sustaining costs are expected to increase in the second and third quarters with higher planned exploration and mine development expenditures. Going forward, management expects cash costs per ounce to move closer to guidance as mined grades revert to reported reserve grades.

Annual General Meeting of Shareholders Results

Shareholders voted in favour of all items of business, including the re-election of each director nominee by show of hands. A total of 63.4 million votes were submitted by proxy, representing 62.6% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

Director	Votes for	Votes withheld	Percent for	Percent withheld
Ricardo M. Campoy	27,266,442	668,204	97.61%	2.39%
Bradford J. Cooke	27,149,666	784,980	97.19%	2.81%
Geoffrey A. Handley	27,248,581	686,065	97.54%	2.46%
Rex J. McLennan	27,508,899	425,747	98.48%	1.52%
Kenneth Pickering	27,277,032	657,614	97.65%	2.35%
Mario D. Szotlender	16,406,845	11,527,801	58.73%	41.27%
Godfrey J. Walton	27,663,567	271,079	99.03%	0.97%

Shareholders also voted 76.4% in favour to reconfirm the Shareholders Rights plan. In addition, shareholders voted to re-appoint KPMG LLP as auditors, and to authorize the Board of Directors to fix the auditor’s remuneration for the ensuing year.

At the Board of Directors meeting following the AGM, Geoff Handley was re-appointed Chairman of the Board and Chair of the Corporate Governance and Nominating Committee; Rex McLennan was re-appointed Chair of the Audit Committee; Ricardo Campoy was re-appointed Chair of the Compensation Committee; and Ken Pickering was appointed Chair of the Sustainability Committee.

Conference Call

A conference call to discuss the results will be held on Tuesday, May 13. The call – formerly scheduled for 10am PDT – will be held at 12pm PDT (3pm EDT). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890 followed by the # sign. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour – Endeavour is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Q1 2014 Highlights	Three Months Ended March 31

	2014	2013	% Change
Production
Silver ounces produced	1,898,999	1,489,716	27%
Gold ounces produced	18,519	15,032	23%
Payable silver ounces produced	1,844,165	1,459,706	26%
Payable gold ounces produced	17,796	14,787	20%
Silver equivalent ounces produced (1)	3,010,139	2,391,636	26%
Cash costs per silver ounce(2)(3)	4.87	10.04	(52%)
Total production costs per ounce(2)(4)	13.07	18.07	(28%)
All -in sustaining costs per ounce(2)(5)	12.15	24.60	(51%)
Processed tonnes	346,525	376,344	(8%)
Direct production costs per tonne(2)(6)	92.93	99.63	(7%)
Silver co-product cash costs (7)	10.46	16.20	(35%)
Gold co-product cash costs (7)	666	889	(25%)
Financial
Revenue ($ millions)	53.0	69.9	(24%)
Silver ounces sold	1,537,665	1,345,832	14%
Gold ounces sold	16,445	13,037	26%
Realized silver price per ounce	20.50	29.38	(30%)
Realized gold price per ounce	1,306	1,613	(19%)
Net earnings (loss) ($ millions)	4.0	14.4	(72%)
Adjusted net earnings (8) ($ millions)	5.5	12.9	(58%)
Mine operating earnings ($ millions)	11.3	18.9	(40%)
Mine operating cash flow(9) ($ millions)	25.4	32.5	(22%)
Operating cash flow before working
capital changes (10)	18.3	25.3	(28%)
Earnings before ITDA (11)	19.3	31.0	(38%)
Working capital ($ millions)	46.4	42.0	10%
Shareholders
Earnings (loss) per share - basic	0.04	0.14	(71%)
Adjusted earnings per share - basic (8)	0.05	0.13	(58%)
Operating cash flow before working
capital changes per share (10)	0.18	0.25	(28%)
Weighted average shares outstanding	100,494,157	99,660,016	1%

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2014	2013

Operating activities
Net earnings for the period	$4,037	$14,357
Items not affecting cash:
Share-based compensation	459	563
Depreciation and depletion	14,155	12,148
Deferred income tax provision (recovery)	(2,274)	2,453
Unrealized foreign exchange loss (gain)	(3)	(85)
Mark-to-market loss (gain) on derivative liability	1,434	(1,452)
Mark-to-market loss (gain) on contingent liability	41	(2,491)
Finance costs	436	117
Write down of inventory to net realizable value	-	1,495
Gain on sale of investments	-	(1,777)
Net changes in non-cash working capital	(1,178)	(15,790)
Cash from operating activities	17,107	9,538

Investing activities
Property, plant and equipment expenditures	(9,234)	(28,716)
Investment in short term investments	-	(130)
Proceeds from sale of short term investments	-	4,720
Cash used in investing activities	(9,234)	(24,126)

Financing activities
Proceeds from (repayments to) revolving credit facility	(1,000)	24,000
Common shares issued on exercise of options and warrants	2,727	293
Interest paid	(311)	(42)
Cash from financing activities	1,416	24,251

Effect of exchange rate change on cash and cash equivalents	2	85
Increase (decrease) in cash and cash equivalents	9,289	9,663
Cash and cash equivalents, beginning of period	35,004	18,617
Cash and cash equivalents, end of period	$44,295	$28,365

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2014 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
 (expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended
	March 31,	March 31,
	2014	2013

Revenue	$53,000	$69,873

Cost of sales:
Direct production costs	27,220	36,887
Royalties	334	450
Share-based compensation	68	75
Depreciation and depletion	14,073	12,074
Write down of inventory to net realizable value	-	1,495
	41,695	50,981

Mine operating earnings	11,305	18,892

Expenses:
Exploration	2,168	4,190
General and administrative	2,438	3,130
	4,606	7,320

Operating earnings	6,699	11,572

Mark-to-market loss/(gain) on derivative liabilities	1,434	(1,452)
Mark-to-market loss/(gain) on contingent liability	41	(2,491)
Finance costs	446	247

Other income (expense):
Foreign exchange	(257)	1,400
Investment and other income	184	1,978
	(73)	3,378

Earnings before income taxes	4,705	18,646

Current income tax expense	2,942	1,836
Deferred income tax expense (recovery)	(2,274)	2,453
	668	4,289

Net earnings for the period	4,037	14,357

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	8	(2,839)

Comprehensive income (loss) for the period	4,045	11,518

Basic earnings (loss) per share based on net earnings	$0.04	$0.14
Diluted earnings (loss) per share based on net earnings	$0.04	$0.13

Basic weighted average number of shares outstanding	100,494,157	99,660,016
Diluted weighted average number of shares outstanding	101,435,506	101,507,642

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2014 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	March 31,	December 31,
	2014	2013

ASSETS

Current assets
Cash and cash equivalents	$44,295	$35,004
Investments	1,471	1,463
Accounts receivable	21,537	23,749
Inventories	27,160	23,647
Prepaid expenses	2,332	3,341
Total current assets	96,795	87,204

Non-current deposits	1,131	1,186
Mineral property, plant and equipment	272,374	278,533
Total assets	$370,300	$366,923

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$15,932	$17,221
Income taxes payable	2,484	3,259
Derivative liabilities	-	1,491
Revolving credit facility	32,000	33,000
Total current liabilities	50,416	54,971

Provision for reclamation and rehabilitation	6,662	6,652
Contingent liability	140	99
Deferred income tax liability	46,778	49,053
Total liabilities	103,996	110,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 101,255,314 shares (Dec 31, 2013 - 99,784,409 shares)	364,735	358,408
Contributed surplus	14,620	14,836
Accumulated comprehensive income (loss)	(4,073)	(4,081)
Deficit	(108,978)	(113,015)
Total shareholders' equity	266,304	256,148
Total liabilities and shareholders' equity	$370,300	$366,923

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2014 and the related notes contained therein.